Stevens & Lee
Lawyers & Consultants
620 Freedom Business Center
Suite 200
King of Prussia, PA 19406
(610) 205-6000 Fax (610) 337-4374
www.stevenslee.com

Direct Dial: (610)205-6022 Email: dme@stevenslee.com Direct Fax: (610) 988-0849
February 25, 2011
VIA EDGAR AND FACSIMILE
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C.

Re:	LMI Holdings, Inc. (File No. 333-150358) — Withdrawal Request
Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, LMI Holdings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-1 (File No. 333-150358), together with all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission on April 21, 2008 and was last amended April 16, 2009.
     The Company requests withdrawal of the Registration Statement because it has decided not to proceed with the offering contemplated thereby. The Company confirms that no securities have been sold under the Registration Statement. If you have any questions or comments or require further information or documentation, please contact me at (610) 812-9332, or my colleague, Wesley R. Kelso, at (717) 399-6632.

Very truly yours, STEVENS & LEE
/s/ Dana M. Eddis
Dana M. Eddis

cc:	Jeffrey P. Waldron, Esquire, Stevens & Lee Wesley R. Kelso, Esquire, Stevens & Lee Keith A. Ulsh, Chief Financial Officer, LMI Holdings, Inc.
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